ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 21st day of June, 2007, by and between Advisors Series Trust, a Delaware statutory trust (the “Trust”), on behalf of Huber Capital Equity Income Fund and Huber Capital Small Cap Value Fund (the “Funds”), each a series of the Trust, and the investment adviser of the Funds, Huber Capital Management, LLC, a California limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 21st day of June 2007, (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.  LIMIT ON OPERATING EXPENSES.  The Adviser hereby agrees to limit the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of the respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”).  In the event that the current Operating Expenses of the Funds, as accrued each month, exceed their Annual Limit, the Adviser will pay to the Funds, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.  DEFINITION.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.  REIMBURSEMENT OF FEES AND EXPENSES.  The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4.  TERM.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.  TERMINATION.

This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.  ASSIGNMENT.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.  SEVERABILITY.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.  GOVERNING LAW.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST on behalf of the Huber Capital Equity Income Fund Huber Capital Small Cap Value Fund	HUBER CAPITAL MANAGEMENT, LLC
By: /s/Douglas G. Hess	By: /s/Joe Huber
Name: Douglas G. Hess	Name: Joe Huber
Title: Treasurer	Title: Chief Executive Officer

Appendix A

Fund	Operating Expense Limit

Huber Capital Equity Income Fund	1.49%
Huber Capital Small Cap Value Fund	1.99%